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[CAMPBELL RESOURCES INC. LOGO] CAMPBELL RESOURCES INC.


                                  PRESS RELEASE
                              For immediate release


              CAMPBELL NOW HOLDS 100% INTEREST IN COPPER RAND MINE


MONTREAL, NOVEMBER 29, 2004 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) announces an agreement with the Solidarity Fund QFL ("Fund"), the SGF Mines Inc. ("SGF Mines") and the Societe de developpement de la Baie James ("SDBJ") by which Campbell acquires their respective interest of 8% in Corporation Copper Rand Inc. ("CCR") by issuing, to each of the partners, a total of 1,951,220 Campbell common shares, for a total of 5,853,660 shares.

The three partners have participated in the development of the Copper Rand 5000 project since 2001. In June 2003, the partners agreed to convert part of their interest in Corporation Copper Rand into shares of Campbell thus increasing Campbell's participation to 76%. This new agreement allows Campbell to acquire all minority interests with a book value of $5,637,000 as of October 31, 2004.

The Copper Rand Mine is now in pre-production. The first tons of ore were hoisted October 18th and the first tons of concentrate were shipped to Noranda's Horne smelter on November 23rd. The pre-production phase will continue with commercial production to begin in the early part of the first quarter of 2005.

According to Andre Fortier, President and Chief Executive Officer of Campbell
Resources: "The support of these three partners was very instrumental in the revival of the Copper Rand Mine. This agreement allows them to benefit from all of Campbell's activities. Campbell can now proceed to a better integration of all its operations in the Chibougamau area and enhance its competitive position."

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

This agreement is subject to regulatory approval.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2003. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

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FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                                   Tel.: 514-939-3989
                                                                 Fax: 514-939-3717
                                                                 www.renmarkfinancial.com
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